Exhibit 99.1

NOTICE OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON AUGUST 13, 2024

To the shareholders of PainReform Ltd.:

Notice is hereby given that an Extraordinary General Meeting (the “Meeting”) of the shareholders of PainReform Ltd. (the “Company”) will be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel on August 13, 2024 at 3:00 p.m. (Israel Time).

The agenda of the Meeting will be as follows:

1.
To approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors (the “Board of Directors”) (other than the external directors) into three classes with staggered three-year terms.

2.
To approve the re-election of Dr. Ehud Geller, Prof. Eli Hazum, and Efi Cohen-Arazi to the Board of Directors of the Company, each until the next annual general meeting of shareholders, or each to serve for staggered terms ending in accordance with his class, subject to the approval of Proposal 1 (a separate vote for each director will be taken).

3.
To increase the Company’s authorized share capital by 40,000,000 shares, such that following the increase, the authorized share capital shall be divided into 60,000,000 ordinary shares, nominal value NIS 0.3 each, and to amend the Company’s articles of association accordingly.

4.
To cancel the nominal value of the Company’s ordinary shares such that, subject to the approval of Proposal 3, the Company’s authorized share capital will be divided into 60,000,000 ordinary shares with no nominal value, and to amend the Company’s articles of association accordingly.

5.
To approve a reverse split of the Company ordinary shares, so that each six (6) ordinary shares of the Company with no nominal value, subject to the approval of Proposal 4, shall be recapitalized into one (1) ordinary share of the Company at a ratio of 1 share for 6 shares, and to amend the Company Articles of Association accordingly.

Only shareholders at the close of business on July  11, 2024 shall be entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

If you are unable to attend the Meeting in person, you are requested to complete, date and sign the enclosed proxy and to return it promptly in the pre-addressed envelope provided. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Interim Chief Executive Officer July 9, 2024

65 Yigal Alon St. Tel Aviv, 6744431, Israel

PROXY STATEMENT

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE
HELD ON AUGUST 13, 2024

This Proxy Statement is furnished to our holders of ordinary shares, par value NIS 0.3 per share, in connection with Extraordinaru General Meeting of Shareholders, to be held on August 13, 2024 at 3:00 p.m. Israel time at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross., at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, or at any adjournments thereof.

Throughout this Proxy Statement, we use terms such as “PainReform”, “we”, “us”, “our” and the “Company” to refer to PainReform Ltd. and terms such as “you” and “your” to refer to our shareholders.

Agenda Items

The agenda of the extraordinary meeting will be as follows:

1.
To approve certain amendments to the Company’s Amended and Restated Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors of the Company (the “Board of Directors”) (other than the external directors) into three classes with staggered three-year terms.

2.
To approve the re-election of Dr. Ehud Geller, to the Board of Directors for a term expiring at the next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

3.
To approve the re-election of Prof. Eli Hazum to the Board of Directors, for a term expiring at our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

4.
To approve the re-election of Efi Cohen-Arazi to the Board of Directors of the Company, for a term expiring at our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved.

5.
To increase the Company’s authorized share capital by 40,000,000 shares, such that following the increase, the authorized share capital shall be divided into 60,000,000 ordinary shares, nominal value NIS 0.3 each, and to amend the Company’s articles of association accordingly.

6.
To cancel the nominal value of the Company’s ordinary shares such that, subject to the approval of Proposal 5, the Company’s authorized share capital will be divided into 60,000,000 ordinary shares with no nominal value, and to amend the Company’s articles of association accordingly.

7.
To approve a reverse split of the Company ordinary shares, so that each six (6) ordinary shares of the Company with no nominal value, subject to the approval of Proposal 6, shall be recapitalized into one (1) ordinary share of the Company at a ratio of 1 share for 6 shares, and to amend the Company Articles of Association accordingly.

We currently are unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” all items.

Who Can Vote

Only the holders of record of ordinary shares (“Ordinary Shares”) of the Company as at the close of business on July 11,2024 (the “Record Date”) shall be entitled to receive notice of and attend the Meeting and any adjournment thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held Ordinary Shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on July 11, 2024, or which appeared in the participant listing of a securities depository on that date.

Quorum

A quorum shall be the presence of at least two (2) shareholders who hold at least twenty five percent (25%) of the voting rights (including through a proxy or voting instrument) within one half hour from the time the meeting was designated to start. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If a quorum is not present at the adjourned meeting within half hour from the time designated for its start, the meeting shall take place with any number of participants. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others.   This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Voting Required for Approval of the Proposals

Each Ordinary Share issued and outstanding as of the close of business on the Record Date is entitled to one vote at the Meeting. As of the close of business on July 9, 2024, 3,468,243 Ordinary Shares were issued and outstanding.

Proposals 1, 2, 3, 4, 5, 6, and 7 to be presented at the extraordinary general meeting require the affirmative vote of holders of at least a majority of the voting power represented and voting on such proposal in person or by proxy on the matter presented for passage.

If you provide specific instructions (mark boxes) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions, your shares will be voted in accordance with the recommendations of our Board of Directors. The proxy holders will vote in their discretion on any other matters that properly come before the meeting.

If you are a shareholder of record and do not return your proxy card, your shares will not be voted. If you hold shares beneficially in a street name, your shares will also not be voted at the meeting if you do not return your proxy card or voting instruction card to instruct your broker how to vote. This will be true even for a routine matter, as your broker will not be permitted to vote your shares in their discretion on any proposal at the meeting. For the proposal, a broker may only vote in accordance with instructions from a beneficial owner of shares.

Voting by Holders of Ordinary Shares

Ordinary Shares that are properly voted, for which proxy cards are properly executed and returned within the deadline set forth below, will be voted at the Meeting in accordance with the directions given. If no specific instructions are given in such proxy cards, the proxy holder will vote in favor of the item(s) set forth in the proxy card. The proxy holder will also vote in the discretion of such proxy holder on any other matters that may properly come before the Meeting, or at any adjournment thereof. Where any holder of Ordinary Shares affirmatively abstains from voting on any particular resolution, the votes attaching to such Ordinary Shares will not be included or counted in the determination of the number of Ordinary Shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

Proxies submitted by registered shareholders and street shareholders (by returning the proxy card) must be received by us no later than 11:59 p.m., Eastern Time, on August 12, 2024, to ensure your representation at our Meeting.

The manner in which your shares may be voted depends on how your shares are held. If you own shares of record, meaning that your shares are represented by book entries in your name so that you appear as a shareholder on the records of Equiniti Trust Company, LLC (“Equiniti”) (i.e., you are a registered shareholder), our stock transfer agent, this proxy statement, the notice of Meeting and the proxy card will be mailed to you by Equiniti. You may provide voting instructions by returning a proxy card. You also may attend the Meeting and vote in person, subject to our right to convert to a virtual only meeting format. If you own Ordinary Shares of record and you do not vote by proxy or in person at the Meeting, your shares will not be voted.

If you own shares in street name (i.e., you are a streets shareholder), meaning that your shares are held by a bank, brokerage firm, or other nominee, you are then considered the “beneficial owner” of shares held in “street name,” and as a result, this proxy statement, the notice of Meeting and the proxy card will be provided to you by your bank, brokerage firm, or other nominee holding the shares. You may provide voting instructions to them directly by returning a voting instruction form received from that institution. If you own Ordinary Shares in street name and attend the Meeting in person, you must obtain a “legal proxy” from the bank, brokerage firm, or other nominee that holds your shares in order to vote your shares at the Meeting and present your voting information card and subject to our right to convert to a virtual only meeting format.

Revocability of Proxies

Registered shareholders may revoke their proxy or change voting instructions before shares are voted at the Meeting by submitting a written notice of revocation to our Interim Chief Executive Officer at egeller@medicavp.com or PainReform Ltd., 65 Yigal Alon St. Tel Aviv, 6744431, Israel, or a duly executed proxy bearing a later date (which must be received by us no later than the date set forth below) or by attending the Meeting and voting in person. A beneficial owner owning Ordinary Shares in street name may revoke or change voting instructions by contacting the bank, brokerage firm, or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the Meeting. If you are not planning to attend in person, to ensure your representation at our Meeting, revocation of proxies submitted by registered shareholders and street shareholders (by returning a proxy card) must be received by us no later than 11:59 p.m., Eastern Time, August 12, 2024.

Position Statement

To the extent you would like to submit a position statement with respect to the proposal described in this proxy statement pursuant to the Companies Law, 1999, you may do so by delivery of appropriate notice to the offices of our attorneys, Doron Tikotzky Kantor Gutman & Amit Gross. (Attention: Ronen Kantor, Adv) located at 7 Metsada St., B.S.R Tower 4, Bnei Brak, Israel, not later than ten days before the convening of the Meeting (i.e. August 3, 2024). Response of the Board to the position statement may be submitted not later than five days after the deadline for sending the position statement (i.e. August 8, 2024).

Cost of Soliciting Votes for the Meeting

We will bear the cost of soliciting proxies from our shareholders. Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (“SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Availability of Proxy Materials

Copies of the proxy card and voting instruction card, the Notice of the Extraordinary General Meeting and this Proxy Statement are available at the “Investor Information” portion of our website, http://www.painreform.com/. The contents of that website are not a part of this Proxy Statement.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or Exchange Act, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Securities Exchange Act, or Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

PROPOSAL 1:

Background

Our Board of Directors has approved, and recommended that the shareholders approve, an amendment to the provisions in the Company’s Articles of Association relating to the appointment of directors, including to establish a classified Board of Directors consisting of three classes of directors (other than the external directors) with staggered three-year terms of office (the “Classified Board”).  The description of the proposed amendments to the Company’s Articles of Association, including the proposed Classified Board, set forth below is qualified in its entirety by reference to the text of the amendment to Part Seven, Article30 of the Company’s Articles of Association as set forth on Exhibit A attached hereto (the “Articles Amendment”).

Our Articles of Association currently provide that all of the Company’s directors (other than external directors) are to be elected annually to serve until their successors have been elected and qualified.  However, if the Articles Amendment is approved and the Classified Board structure becomes effective, our Board of Directors (other than external directors) would be classified into three classes, as nearly equal in number as possible, with each class having a three-year term expiring in a different year. However, for the initial terms immediately following the division of the Board of Directors into three classes, directors would be assigned terms of one, two or three years, as described below.

If this Proposal 1 is approved, our Board of Directors has initially designated the three classes to initially contain the following directors, if elected at the Meeting:

Class I Director (Term to Expire at the 2025 Annual General Meeting)

Dr. Ehud Geller

Class II Director (Term to Expire at the 2026 Annual General Meeting)

Prof. Eli Hazum

Class III Director (Term to Expire at the 2027 Annual General Meeting)

Efi Cohen-Arazi

If this Proposal 1 is approved at the Meeting and the Classified Board structure becomes effective, at each successive annual general meeting of shareholders following the Meeting, the class of directors to be elected in such year would be elected for a three-year term so that the term of office of one class of directors expires in each year.  If this Proposal 1 is not approved at the Meeting, then each director (other than external directors) will continue to be elected annually, at our annual general meeting of shareholders.

The Classified Board structure also provides that a director (other than an external director) elected by the Board of Directors to fill a vacancy holds office until the next election of the class for which such director has been chosen, and until that director’s successor has been elected and qualified or until his or her earlier death, resignation, retirement or removal. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

To preserve the Classified Board structure and other provisions in Part Seven, Article 30 of our Articles of Association relating the appointment of directors, if approved at the Meeting, the proposed Articles Amendment provides that any amendment to the provisions of Part Seven, Article 30 of our Articles of Association relating to the Classified Board and certain other provisions of Part Seven, Article 30 relating to the appointment of directors, as set forth in the Articles Amendment, shall require the approval of at least 65% of the Ordinary Shares represented at a shareholder meeting, in person or by proxy, voting on the matter, which we refer to as the “Special Majority Amendment Provision.” Under the Companies Law, in order to include the Special Majority Amendment Provision in our Articles of Association, such provision must be approved by the shareholders by the same special majority.  Accordingly, if this Proposal 1 is approved by our shareholders at the Meeting (by an ordinary majority) but does not receive the affirmative vote of the holders of at least 65% of the Ordinary Shares represented at the Meeting, in person or by proxy, voting on the proposal, the Articles Amendment shall be approved without the Special Majority Amendment Provision.

Further, our Articles of Association currently provide that directors shall be elected at an annual meeting and/or a extraordinary meeting and we are proposing to amend Part Seven, Article 30 of our Articles of Association to provide that directors shall be elected only at an annual meeting, as set forth on Exhibit A attached hereto.

Advantages of Proposed Amendments to Articles of Association

Our Board of Directors believes that the proposed amendments to the Articles of Association will help to assure the continuity and stability of our long-term policies in the future and to reduce our vulnerability to hostile and potentially abusive takeover tactics that could be adverse to the best interests of the Company’s shareholders.  A longer term in office would allow our directors to stay focused on long-term value creation, without undue pressure that may come from special interest groups intent on pursuing their own agenda at the expense of the interests of the Company and its other shareholders.  Further, it would enable us to benefit more effectively from directors’ experience, knowledge of the Company and wisdom, while helping us attract and retain highly qualified individuals willing to commit the time and dedication necessary to understand the Company and its operations. The Classified Board would not preclude unsolicited acquisition proposals but, by eliminating the threat of imminent removal, would put our Board of Directors in a position to act to maximize value for all shareholders. Unless a director is removed or resigns, three annual elections are needed to replace all the directors on the classified Board of Directors. The proposed amendments to the Articles of Association may, therefore, discourage an individual or entity from acquiring a significant position in the Company’s shares with the intention of obtaining immediate control of the Board of Directors, without the cooperation of our Board of Directors.  If this Proposal 1 is approved at the Meeting, these provisions will be applicable to each annual election of directors (other than external directors), including the elections following any change of control of the Company.

Disadvantages of Proposed Amendments to Articles of Association

While the proposed amendments to the Articles of Association may have the beneficial effects discussed immediately above, it may also discourage some takeover bids, including some that would otherwise allow shareholders the opportunity to realize a premium over the market price of their shares or that a majority of our shareholders otherwise believes may be in their best interests to accept or where the reason for the desired change is inadequate performance of our directors or management.  Because of the additional time required to change control of our Board of Directors, the proposed amendments to the Articles of Association may make it more difficult and more expensive for a potential acquirer to gain control of our Board of Directors and the Company, even if the takeover bidder were to acquire a majority of our outstanding shares.  Currently, a change in control of our Board of Directors can be made by shareholders holding a majority of the votes cast at a single annual or extraordinary meeting of shareholders where there is a contested director election.  If the proposed amendments to the Articles of Association are amended, it will take at least two annual general meetings of shareholders following the annual meeting at which the Classified Board structure becomes effective for a potential acquirer to effect a change in control of our Board of Directors or to take action to remove other impediments to its acquisition of our Company, even if the potential acquirer were to acquire a majority of our outstanding Ordinary Shares.

Further, the proposed Articles Amendments will make it more difficult for shareholders to change the majority composition of the Board of Directors, even if the shareholders believe such a change would be beneficial. Because the proposed amendments to the Articles of Association will make the removal or replacement of directors more difficult, it would increase the directors’ security in their positions, and could be viewed as tending to perpetuate incumbent management.

However, our Board of Directors believes that forcing potential bidders to negotiate with our Board of Directors for a change of control transaction will allow our Board of Directors to better maximize shareholders value in any change of control transaction. The Board of Directors is not presently aware of any attempt, or contemplated attempt, to acquire control of the Company.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve certain amendments to the Company’s Articles of Association relating to the appointment of directors of the Company, including to classify the Board of Directors into three classes with staggered three-year terms, as set forth on Exhibit A.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSALS 2-4:

RE-ELECTION OF DIRECTORS

Background

At the Meeting, three directors are proposed to be re-elected. Each of the re-elected directors will hold office until the next annual general meeting of shareholders, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. However, if Proposal 1 is approved at the Meeting and our shareholders approve an amendment to the Company’s Articles of Association to classify the Board of Directors, then the non-external director nominees, subject to their individual election at the Meeting, will be separated into three different classes and elections for each class will be staggered across a three-year period.  For more information, please see Proposal 1 above.  If no directors are appointed at the Meeting, the current directors shall continue to hold office. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Dr. Ehud Geller, Prof. Eli Hazum and Efi Cohen-Arazi has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Israeli Companies Law do not apply to such nominee, all pursuant to section 224B of the Israeli Companies Law. Such declarations can be found in the Company’s offices.

The three proposed nominees to serve as directors together with the two external directors will constitute the Board of Directors.

The nominees to serve on the Company’s Board of Directors are presented below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Dr. Ehud Geller has been the Chairman of our Board of Directors since November 2008. Since 1995, he has been the General Partner of Medica Venture Partners. Between 1979 and 1985, Dr. Geller was President of the Pharmaceutical Division of Teva Pharmaceutical Industries (NYSE: TEVA) and Executive VP of the Teva Group. At Teva, he led the acquisition of IkapharmLtd. He served as the President and CEO of Interpharm Laboratories, Ltd. from 1985 to 1990. During these years he also served as head of the Israeli Pharmaceutical Manufacturers Association and as a Board Member on the Tel Aviv Stock Exchange (TASE). Dr. Geller has a B.Sc. degree in Chemical Engineering, an MBA degree from Columbia University/Drexel Institute and a Ph.D. degree in pharmaceutical/chemical engineering from Drexel Institute, Philadelphia. Since 1995, he has been the General Partner of Medica Venture Partners. Mr. Geller was selected to serve on the board of directors as Chairman due to his significant experience leading and growing companies in the pharmaceutical industry and his significant leadership experience. His experience leading the company’s management and the depth of his knowledge of our business enable him to provide valuable leadership on complex business matters that we face on an ongoing basis.

Prof. Eli Hazum served as our acting Chief Executive Officer from 2012 to November 2020 and our Chief Technology Officer since April 2018 and a director of our company since December 2019. He has been a partner and CSO of Medica Venture Partners since 1995. Prior to joining Medica, Prof. Hazum spent five years at Glaxo Inc. as Head of the Department of Receptor Research and Metabolic Diseases and as a member of the Corporate Committee for New Technology Identification in osteoporosis, worldwide. Mr. Hazum received his Ph.D. degree in the field of hormone biochemistry from the Weizmann Institute of Science, BSc and MSc degrees in Chemistry from Tel Aviv University and an executive MBA degree from Humberside University in the UK. Mr. Hazum devotes 60% of his time to the company.

Efi Cohen-Arazi was the Co-Founder & CEO of Rainbow Medical, Israel’s leading medical device innovation house since2008. From 2004 to 2006 Mr. Cohen-Arazi served as the CEO and Co-Founder of IntecPharma Ltd. and as Chairman of CollPlant Ltd. since 2006. Mr. Cohen-Arazi served as a board director for numerous biotech/medtech companies since 2005. Mr. Cohen-Arazi was the Senior VP Head of Operations at Immunex Corporation in Seattle, Washington until 2002 when it was acquired by Amgen where he served as VP and General Manager of the TO site in California. Mr. Cohen-Arazi served at Merck-Serono Group in Switzerland and Israel between 1988 and 2000. Mr. Cohen-Arazi graduated summa cum laude with a M.Sc. degree from the Hebrew University of Jerusalem, Israel.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our Board of Directors as of the date of this Proxy Statement.

Board Diversity Matrix (As of July 9, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Proposed Resolution

It is proposed that at the Meeting, the following resolutions be adopted:

“RESOLVED, that the re-election of Dr. Ehud Geller to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Prof. Eli Hazum to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved, as presented to the shareholders, be and the same hereby is, approved.”

“RESOLVED, that the re-election of Efi Cohen-Arazi to the Company’s Board of Directors, to serve until our next annual general meeting of shareholders, or to serve for a staggered term ending in accordance with his class, if Proposal 1 is approved, as presented to the shareholders, be and the same hereby is, approved.”

Required Vote

Under the Israeli Companies Law and our articles of association, the affirmative vote of the holders of a majority of the ordinary shares represented at the extraordinary meeting, in person or by proxy, entitled to vote and voting on the matter, is required to re-elect as directors each of the nominees named above.

Board Recommendation

The Board of Directors recommends a vote “FOR” the re-election of the foregoing director nominees.

PROPOSAL 5:

PROPOSAL TO INCREASE AUTHORIZED SHARE CAPITAL

Background

Our authorized share capital is NIS 6,000,000 divided into 20,000,000 shares, par value NIS 0.3 each. As of July 9, 2024, there are 3,468,243   ordinary shares issued and outstanding, 10,508,668 ordinary shares reserved for future issuance under outstanding options and warrants and our equity incentive plans, and 6,023,089 ordinary shares remain available for future option grants or share awards.

The proposal to increase the authorized share capital of the Company is designed to enable us to have sufficient authorized share capital for the upcoming years and in order that the increase in authorized share capital would allow us to meet our future business needs as they arise. These needs could include, among other things, the sale of shares in public and private offerings to raise additional capital, the purchase of property or assets, the acquisition of other companies, the use of shares for various equity compensation and other employee benefit plans and arrangements, the declaration of share splits or dividends, and other bona fide corporate purposes.

The possible future issuance of equity securities consisting of ordinary shares or securities convertible into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) diluting the voting power of the current holders of ordinary shares; (ii) diluting the market price of the ordinary shares, to the extent that the new ordinary shares are issued and sold at prices below current trading prices of the existing ordinary shares, or if the issuance consists of equity securities convertible into ordinary shares, to the extent that the securities provide for the conversion into ordinary shares at prices that could be below current trading prices of the ordinary shares; and (iii) diluting the book value per share of the outstanding ordinary shares.

Increase in our Authorized Share Capital

 We intend to increase our authorized share capital by an additional 40,000,000 ordinary shares, such that following the increase, our authorized share capital will consist of NIS 18,000,000 divided into 60,000,000 ordinary shares, par value NIS 0.3 each.

After the increase, all ordinary shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by us as the ordinary shares currently issuable from our share capital.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows:

“4. The registered share capital of the Company is NIS 18,000,000 divided into 60,000,000 ordinary shares with NIS 0.3 nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

    We are proposing adoption by our shareholders of the following resolution at the extraordinary meeting:

    “RESOLVED, that the increase to the Company’s authorized share capital by 40,000,000 shares, such that following the increase, the authorized share capital will consist of 60,000,000 ordinary shares, with nominal value NIS 0.3 each.

Required Vote

  Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the extraordinary meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

  The Board of Directors recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 6:

CANCELING OF THE NOMINAL VALUE OF THE COMPANY’S ORDINARY SHARES

Background

In modern companies laws the concept of par value of shares is increasingly becoming obsolete. The rationale for the par value concept was originally to set the maximum liability of a shareholder and to protect creditors of a company. For all intents and purposes, the par value of a share represented the minimum legal price for which a company may issue its shares. Nonetheless, where the par value does not indicate the real economic value of the share, a par value regime may be misleading and lead to superfluous accounting complexity. International trends calling for the adoption of a no-par value regime believe that such regime may provide companies with enhanced flexibility in designing the structure of the share capital. The Company therefore desires to cancel its par value.

The proposed cancellation of the par value of the Company’s ordinary shares does not implicate in any way a change in the number of shares included in the authorized share capital of the Company and/or in the number of issued and outstanding shares of the Company and/or or in the proportion of the holdings of the shareholders in the Company's issued capital. Moreover, the cancellation of the par value of the Company’s ordinary shares will not alter in any way the rights bestowed by an ordinary share to its holder in relation to right to vote, receive dividends and to participate in distributions as set forth in the Company’ articles of association.

Proposed Resolution

It is proposed that at the extraordinary meeting the following resolution be adopted:

“RESOLVED, that the par value of the Company’s ordinary shares will be canceled, such that subject to the approval of resolution 5, the Company’s authorized share capital will be divided into 60,000,000 ordinary shares with no nominal value, and the Company’s articles of association will be amended accordingly.”

Board Recommendation

Our Board of Directors recommends a vote FOR the forgoing proposal.

PROPOSAL 7:

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND
AN AMENDMENT OF THE ARTICLES OF ASSOCIATION ACCORDINGLY

Background

On May 28, 2024, we received a notification from the Nasdaq Listing Qualifications (the “Staff”) that we are not incompliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share, and that we had 180 calendar days from May 28, 2024, or until November 25, 2024, to regain compliance with the minimum bid price requirement.
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We believe that the continued listing of our ordinary shares on the Nasdaq Capital Market will enable us to have better access to the public capital markets while providing for greater liquidity for our shareholders. In addition, we believe that the reverse share split is advisable in order to make our ordinary shares more attractive to a broader range of investors and the general public. Our Board of Directors believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our ordinary shares. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Furthermore, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the share price than commissions on higher-priced stocks, the current average price per share of ordinary shares can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

We are therefore seeking approval of the shareholders to effect a reverse share split of our outstanding ordinary shares at a ratio of 1-to-6 (the “Reverse Split”), and to amend our Articles of Association to effect such Reverse Split. If the Reverse Split is approved by our shareholders, then the Board of Directors implement the Reverse Split at a ratio of 1-to-6 and issue a press release announcing the effective date of the Reverse Split and will amend our Articles of Association to effect such Reverse Split. The Company is required to give notice to Nasdaq at least 15 calendar days prior to the record date of a Reverse Split.

If the Reverse Split is implemented, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in a ratio of 1-to-6, so that each six (6) ordinary shares of the Company, with no nominal value each subject to the approval of resolution 6 shall be recapitalized into one (1) ordinary share of the Company, with no nominal value.

In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding warrants will be adjusted pursuant to the terms of the respective warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares issuable pursuant to the 2019 PainReform Option Plan, as well as the number of shares and exercise prices subject to outstanding options under the plans and the number of shares subject to outstanding RSUs under the plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. Instead, all fractional shares will be rounded up to the nearest whole ordinary share.

In the event that the Company’s shareholders do not approve the Reverse Split and the proposed amendments to the Company’s Articles of Association and the Company does not otherwise regain compliance with the minimum bid price requirements in the requisite time period, the Company’s ordinary shares will likely be delisted from trading on the Nasdaq Capital Market. Delisting could also negatively impact the Company’s ability to secure additional financing. Accordingly, the Board of Directors recommends that the shareholders vote to approve the Reverse Split as described above on a date to be determined by our Board of Directors and announced by the Company and authorize the Company to amend the Articles of Association accordingly

Implementation of Reverse Split

If our shareholders approve the Reverse Split, the number of authorized shares as well as the issued and outstanding ordinary shares would be reduced in a ratio of 1-to-10, so that each ten (10) ordinary shares of the Company, with no nominal value each, subject to the approval of resolution 6, shall be recapitalized into one (1) ordinary share of the Company, with no nominal value. In addition, the number of authorized ordinary shares that the Company may issue will be reclassified, and proportionately decreased in accordance with the Reverse Split ratio, so that following the Reverse Split, our authorized share capital, which was, subject to the approval of resolution 5 and of resolution 6, 60,000,000 ordinary shares, with no nominal value each, shall be 10,000,000 ordinary shares, with no nominal value each.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Our registered holders of ordinary shares hold their shares electronically in book-entry form with the transfer agent. The shareholders do not have share certificates evidencing their ownership of their ordinary shares. They are, however, provided with a statement reflecting the number of shares registered in their accounts. Registered holders who hold shares electronically in book-entry form with the transfer agent will not need to take action (the exchange will be automatic) to receive whole shares of post-Reverse Split ordinary shares, subject to adjustment for treatment of fractional shares.

Certain Risks Associated with the Reverse Split

There are numerous factors and contingencies that could affect our price following the proposed Reverse Split, including the status of the market for our ordinary shares at the time, our reported results of operations in future periods, and general economic, market and industry conditions. Accordingly, the market price of our ordinary shares may not be sustainable at the direct arithmetic result of the Reverse Split. If the market price of our ordinary shares’ declines after the Reverse Split, our total market capitalization (the aggregate value of all of our outstanding ordinary shares at the then existing market price) after the split will be lower than before the split.

The Reverse Split may result in some shareholders owning “odd lots” of less than 100 ordinary shares on a post-split basis. Odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

Certain Material U.S. Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences of the Reverse Split to U.S. Holders (as defined below) of our ordinary shares. This summary does not purport to be a complete discussion of all of the possible U.S. federal income tax consequences. Further, it does not address the impact of the Medicare surtax on certain net investment income or the alternative minimum tax, U.S. federal estate or gift tax laws, any state, local or foreign income or other tax consequences or any tax treaties and does not address the tax treatment of any fractional shares that may result from the Reverse Split. Also, it does not address the tax consequences to holders that are subject to special tax rules, such as (i) persons who are not U.S. Holders; (ii) banks, insurance companies, or other financial institutions; (iii) regulated investment companies; (iv) tax-qualified retirement plans; (v) dealers in securities and foreign currencies; (vi) persons whose functional currency is not the U.S. dollar; (vii) traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes; (viii)persons deemed to sell our ordinary shares under the constructive sale provisions of the Code; (ix) persons that acquired our ordinary shares through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; (x) persons that hold our ordinary shares as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction; (xi) persons that own, directly, indirectly or constructively, at any time, ordinary shares representing 5% or more of our voting power or value; (xii) certain former citizens or long-term residents of the United States; and (xiii) tax-exempt entities or governmental organizations.

As used herein, the term “U.S. Holder” means a beneficial owner of our ordinary shares that is (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (y) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial authority as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary also assumes that the ordinary shares prior to the Reverse Split (the “Old Shares”) were, and the ordinary shares after the Reverse Split (the” New Shares”) will be, held as a “capital asset,” as defined within the meaning of Section 1221 of the Code (i.e., generally, property held for investment). The tax treatment of a U.S. Holder may vary depending upon the particular facts and circumstances of such U.S. Holder. Each shareholder is urged to consult with such shareholder's own tax advisor with respect to the tax consequences of the Reverse Split.

If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Reverse Split.

We have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”), or an opinion from counsel, with respect to the U.S. federal income tax consequences of the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the IRS or the courts. Moreover, there can be no assurance that the IRS or a court will agree with such statements and conclusions.

The Reverse Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Therefore, subject to the discussion regarding passive foreign investment company (“PFIC”) status below, no gain or loss should be recognized by a U.S. Holder upon such U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split. The aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split should be the same as the U.S. Holder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The U.S. Holder’s holding period for the New Shares should include the period during which the U.S. Holder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. U.S. holders that hold ordinary shares acquired on different dates and at different prices should consult their tax advisors regarding identifying the bases and holding periods of the particular ordinary shares they hold after the Reverse Split.

Pursuant to Section 1291(f) of the Code, to the extent provided in U.S. Treasury regulations, if a U.S. person transfers stock in a PFIC in a transaction that does not result in full recognition of gain, then any unrecognized gain is required to be recognized notwithstanding any nonrecognition provision in the Code. The U.S. Treasury has issued proposed regulations under Section 1291(f) of the Code, but they have not been finalized. The IRS could take the position that Section 1291(f) of the Code is effective even in the absence of finalized regulations, or the regulations could be finalized with retroactive effect. Accordingly, no assurances can be provided as to the potential applicability of Section 1291(f) of the Code to the Reverse Split.
We believe that we were not a PFIC for U.S. federal income tax purposes for our 2022 taxable year. Because PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year, it is not possible to determine with certainty whether we will be characterized as a PFIC for the 2023 taxable year until after the close of the year. If we are treated as a PFIC with respect to a U.S. Holder for the 2023 taxable year and Section 1291(f) applies to the U.S. Holder’s exchange (or deemed exchange) of Old Shares for New Shares pursuant to the Reverse Split, the U.S. Holder may be required to recognize any gain realized on such transfer, in which case such gain generally would be subject to the “excess distribution” rules under Section 1291 of the Code. U.S. Holders are urged to consult their own tax advisors regarding the application of the PFIC rules to the Reverse Split.

Each shareholder should consult with his, her or its own tax advisor with respect to all of the potential tax consequences to such shareholder of the Reverse Split, including the applicability and effect of any state, local, and non-U.S. tax laws, as well as U.S. federal tax laws and any applicable tax treaties.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences of the Reverse Split is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended (the “Ordinance”), and the policy of the Israel Tax Authority (“ITA”) as currently in effect and is for general information only. The Ordinance and ITA policy are subject to change retroactively as well as prospectively. This summary does not purport to be a complete discussion of all the possible Israeli income tax consequences and is included for general information only. Further, it does not address the tax treatment of any fractional shares that may result from the Reverse Split. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them of the Reverse Split.

Generally, a reverse share split could be viewed for Israeli tax purposes as a sale of the ordinary shares held by each shareholder prior to the Reverse Split (the “Old Shares”), with the consideration being the new ordinary shares received in the Reverse Split (the “New Shares”). Such sale (or deemed sale) of ordinary shares will generally be viewed as a capital gain taxable event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation that exists between the State of Israel and the country of residence of the shareholder.

However, Income Tax Ruling 15/07 issued by the ITA provides that if certain requirements are met, a reverse split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. The requirements of the foregoing ruling are as follows: the Reverse Split shall apply the same conversion ratio for all Company shares and all of the Company’s shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the Reverse Split; the Reverse Split shall not include any consideration, compensation or other economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the Company; the economic value of all of the issued shares shall not be affected by the Reverse Split; and the Reverse Split will not effect any change other than the number of issued shares. We believe that the Reverse Split meets the requirements of the foregoing ruling and accordingly, that the Reverse Split would not be viewed as a capital gain taxable event and the aggregate tax basis of the New Shares received (or deemed received) in the Reverse Split will be the same as the shareholder’s aggregate tax basis in the Old Shares exchanged (or deemed exchanged) therefor. The shareholder’s holding period for the New Shares will include the period during which the shareholder held the Old Shares surrendered (or deemed surrendered) in the Reverse Split. Our view regarding the tax consequences of the Reverse Split is not binding on the ITA or the courts. Accordingly, each shareholder should consult with his, her or its own tax advisor with respect to all of the potential Israeli tax consequences to such shareholder of the Reverse Split.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THEPARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISEDTO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAXCONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

Approval of Amendment of our Articles of Association

We are proposing to amend Article 4 of our Articles of Association as follows giving effect to the increase in authorized share capital under Proposal 5 and the cancellation of the nominal value of ordinary shares under Proposal 6:

“4. The registered share capital of the Company is divided into 10,000,000 ordinary shares with no nominal value each (hereinafter: “Ordinary Share”).”

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve a reverse share split of the Company’s ordinary shares at a ratio of 1-to-10, and to amend the Company’s Articles of Association accordingly.”

Required Vote

Under the Israeli Companies Law and our Articles of Association, the affirmative vote of the holders of a majority of the ordinary shares represented at the annual meeting, in person or by proxy, entitled to vote and voting on the matter, is required for this proposal.

Board Recommendation

The Board of Directors recommends a vote “FOR” approval of the proposed resolution

OTHER BUSINESS

Other than as set forth above, as of the mailing of this proxy statement, management knows of no business to be transacted at the extraordinary meeting, but, if any other matters are properly presented at the extraordinary meeting, the persons named in the attached form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors /s/ Ehud Geller Ehud Geller, Interim Chief Executive Officer July 9, 2024

Exhibit A

Part Seven: The Board of Directors

30.	Members of the Board

(a)
The number of directors in the Company, shall be determined from time to time by a resolution of the annual general meeting, provided that the number of directors (including outside directors) shall not be less than five (5) directors and no more than ten (10) directors.

(b)
The Directors, other than outside directors (who shall be elected and serve in office in strict accordance with the provisions of the Companies Law, if so required by the Companies Law), and until their maximum number as set forth in subsection (a) above, shall be classified, with respect to the term for which they each severally hold office, into three classes, as nearly equal in number as practicable, hereby designated as Class I, Class II and Class III.

(i)          The term of office of the initial Class I directors shall expire at the first Annual General Meeting to be held in 2025 and when their successors are elected and qualified for a three (3) year period,
(ii)          The term of office of the initial Class II directors shall expire at the first Annual General Meeting at least one year following the Annual General Meeting referred to in clause (ii) above and when their successors are elected and qualified for a three (3) year period, and
(iii)          The term of office of the initial Class III directors shall expire at the first Annual General Meeting at least one year following the Annual General Meeting referred to in clause (iii) above and when their successors are elected and qualified for a three (3) year period.

Upon the expiry of any three (3) year term of any Class director of the Company, the director appointed at such Annual General Meeting for such Class shall be appointed for a three (3) year term.

Notwithstanding anything to the contrary herein, this Article 30(b) may only be amended, replaced or suspended by a resolution adopted at a General Meeting by a majority of 65% of the voting power represented at the General Meeting in person or by proxy and voting thereon.

(c)
In addition to the outside director with accounting and financial expertise, directors with accounting and financial expertise in such number as determined by the Board of Directors of the Company from time to time.

(d)	The office of a director shall begin from the date of his appointment or a later date if the resolution of his appointment establishes such.

(e)
The Board of Directors is entitled at any time and from time to time to appoint any person as a director, provided that the number of directors does not exceed at any time the maximum number as specified above. A director who is so appointed, shall serve insofar as his office is not vacated in accordance with the provisions of article 35 herein.

(f)
The Company will maintain in the office a register of directors and their alternates, if they have alternates pursuant to the provisions of article 34 herein, which will be open for inspection by any person.

(g)
Subject to the provisions of relevant law, all the activities and resolutions of the Board, a committee of the Board or a director who is acting by virtue of his office, as well as any act that is taken according to their instructions, shall be valid, even if it is discovered afterwards that there was a defect in the appointment of a director/directors or if all or one of them were unfit from serving as directors, as if each of them was appointed lawfully and as if they all had the necessary qualifications to be a member of the Board or committee.